UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-32754

BAYTEX ENERGY CORP.

(Exact name of registrant as specified in its charter)

2800, 520 - 3rd AVENUE S.W.

CALGARY, ALBERTA, CANADA

T2P 0R3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following document attached as an exhibit hereto is incorporated by reference herein:

Exhibit	Description

99.1	News Release dated December 1, 2025 - Baytex Announces Cash Tender Offer for 2032 Senior Notes and Intent to Redeem 2030 Senior Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

/s/ James R. Maclean
Name:	James R. Maclean
Title:	Chief Legal Officer & Corporate Secretary

Dated: December 1, 2025